Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Hydro One Inc. (“Hydro One”)

483 Bay Street, South Tower, 8th Floor

Toronto, Ontario M5G 2P5

Item 2:	Date of Material Change

June 21, 2022

Item 3:	News Release

A news release announcing the material change referred to in this report was issued through Cision Canada and filed on SEDAR under Hydro One’s profile at www.sedar.com on June 21, 2022.

Item 4:	Summary of Material Change

On June 21, 2022, Hydro One Limited (“HOL”) announced that Mark Poweska will step down as President and Chief Executive Officer (“CEO”) and director of HOL and Hydro One to assume a leadership position at a utility closer to his family in Western Canada later this year. William (Bill) Sheffield, a member of the Board of Directors of HOL and Hydro One (“Board of Directors”) since 2018, has been appointed Interim President and CEO of HOL and Hydro One effective June 21, 2022.

Item 5:	Full Description of Material Change

On June 21, 2022, HOL announced that Mark Poweska will step down as President and CEO and director of HOL and Hydro One to assume a leadership position at a utility closer to his family in Western Canada later this year. William (Bill) Sheffield, a member of the Board of Directors since 2018, has been appointed Interim President and CEO of HOL and Hydro One effective June 21, 2022. Mr. Poweska will remain with Hydro One as an advisor to support Mr. Sheffield with the transition.

Bill Sheffield is a highly-regarded leader with experience in the electricity industry in Ontario who will provide continuity as the company delivers on its commitments. He will leverage Hydro One’s significant bench-strength to further advance the company’s vision, mission and strategy as the Board of Directors begin a thorough CEO selection process.

Bio: William (Bill) Sheffield

William (Bill) Sheffield is the former CEO of Sappi Fine Papers, headquartered in the United Kingdom and South Africa. He began his career in the steel industry with Stelco Inc., headquartered in Ontario. Mr. Sheffield also held senior roles in the forest products industry with Abitibi-Price Inc. and Abitibi-Consolidated Inc. where he led the forestry, mill and hydro-electric operations with the Iroquois Falls Division in northern Ontario.

Mr. Sheffield has been a corporate director since 2004 and is currently completing his last term on the board of Velan Inc. His previous directorships include Ontario Power Generation, Canada Post Corporation, Houston Wire & Cable Company, Pan Asia Paper, Corby Distilleries, Royal Group Technologies, 4iiii Innovations Inc., Family Enterprise Canada, and SHAD. In addition to his engagements on the boards of public companies and Crown corporations, Mr. Sheffield also has experience with family enterprise advisory boards such as Burnbrae Farms, Longview Aviation Capital Corp. and Epicure.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, a Master of Business Administration (MBA) from McMaster University and holds his ICD.D. designation from the Institute of Corporate Directors. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the United States. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 8:	Executive Officer

For further information please contact:

Paul Harricks

Executive Vice President and Chief Legal Officer

Tel: (416) 345-5000

Item 9:	Date of Report

June 21, 2022

Caution Regarding Forward-Looking Information

This material change report may include “forward looking information” within the meaning of applicable securities laws. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and disclaims any obligation, to update any forward-looking information, except as required by law.